

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2013

<u>Via E-mail</u>
John Nicols
Chief Executive Officer
Codexis, Inc.
200 Penobscot Drive
Redwood City, CA 94063

> **RE:** **Codexis, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 2, 2013**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 7, 2012**
> **File No. 001-34705**

Dear Mr. Nichols:

   We have reviewed your response letter dated April 18, 2013, and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Impairment of Goodwill and Intangible Assets and Other Long-lived Assets, page 76

1. We have read your response to comment 3 from our letter dated March 8, 2013. You state that your impairment analysis of long-lived assets and intangible assets as of December 31, 2012, reflects different underlying estimates and assumptions than your impairment analysis as of September 30, 2012, due to changes in your business focus and strategy since the earlier impairment analysis. In future filings please disclose changes in your assumptions used to test for impairment, including a discussion of the reasons for the change in your assumptions.

2. We note your response to prior comment 4. The disclosures you reference are generic and provide little insight as to whether you are experiencing any of the triggering events you identify. Specifically, on page 23 you have a risk factor related to impairment of your long-term assets. You identify triggering events and negative trends that could cause you to test for impairment and possibly record an impairment charge. However, your disclosure does not connect the events that would trigger an impairment test to the negative indicators that you are currently experiencing. Refer to Item 303 of Regulation S-K, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification regarding forewarning disclosures. Please provide disclosure in future filings that addresses these concerns.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Report on Internal Control over Financial Reporting, page 101

3. You state that you recorded adjustments for the period ended December 31, 2012. Please tell us the amount of each adjustment, the period(s) the errors relate to and how you concluded that it was not appropriate to restate prior period financial statements. As part of your response please tell us the income statement and balance sheet line items that were impacted and quantify the adjustments.

4. Please describe to us the nature of the errors related to your revenue recognition and contractual arrangements.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief